SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                       No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement in relation to the operational statistics for 2012 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 23, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Voluntary Announcement in relation to the Operational Statistics for 2012

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for 2012 of the Company.

The Company and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Operational Statistics for 2012

Production	Unit	2012	2011	Change %
Oil and Gas	mmboe	427.62	407.91	4.83
Crude Oil*	mmbbls	328.28	321.73	2.04
Of which: China	mmbbls	306.60	303.37	1.06
Africa	mmbbls	21.68	18.36	18.08
Natural Gas**	bcf	598.02	517.07	15.66

Refinery Throughput***	Million tonnes	221.31	217.37	1.81
Gasoline	Million tonnes	40.55	37.10	9.30
Diesel	Million tonnes	77.39	77.17	0.29
Kerosene incl. Jet Fuel	Million tonnes	15.01	13.73	9.32
Light Chemical Feedstock	Million tonnes	36.33	37.38	(2.81)

Production	Unit	2012	2011	Change %
Ethylene	’000 tonnes	9,452	9,894	(4.47)
Synthetic Resins	’000 tonnes	13,343	13,652	(2.26)
Synthetic Fibers	’000 tonnes	1,339	1,388	(3.53)
Synthetic Rubbers	’000 tonnes	936	990	(5.45)
Urea	’000 tonnes	1,052	780	34.87

Total Domestic Sales of Refined Oil Products	Million tonnes	159.00	151.16	5.19
Incl. Retail Volume	Million tonnes	107.85	100.24	7.59
Distribution Volume	Million tonnes	33.25	33.22	0.09
Wholesale Volume	Million tonnes	17.89	17.70	1.07

*       Domestic crude is converted at 1 tonne=7.1 barrels, overseas crude 1 tonne=7.27 barrels
**     1 cubic meter=35.31 cubic feet
***   1 tonne=7.35 barrels
Note: 100% production of domestic joint ventures was included.

Potential investors and shareholders of the Company are reminded that the above operational statistics for 2012 have not been reviewed or audited. Differences may arise between such statistics and the data disclosed in annual report due to review and audit adjustment. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board Huang Wensheng Secretary to the Board of Directors

23 January 2013

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#            Executive Director
*            Non-executive Director
+           Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: January 24, 2013